UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report: June 22, 2015
(Date of earliest event reported)

SEQUENTIAL BRANDS GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36082	86-0449546
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5 Bryant Park, 30th Floor,
New York, NY 10018

(Address of Principal Executive Offices/Zip Code)

(646) 564-2577

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On June 22, 2015, Sequential Brands Group, Inc., a Delaware corporation (the “Company”), Martha Stewart Living Omnimedia, Inc., a Delaware corporation (“MSLO”), Madeline Merger Sub., Inc., a Delaware corporation and wholly owned subsidiary of TopCo (“Madeline Merger Sub”), Singer Merger Sub., Inc., a Delaware corporation and wholly owned subsidiary of TopCo (“Singer Merger Sub” and, together with the Madeline Merger Sub, the “Merger Subs”), and Singer Madeline Holdings, Inc., a Delaware corporation (“TopCo”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Company will acquire MSLO.

Pursuant to the Merger Agreement, at the closing (the date on which the closing occurs, the “Closing Date”), Madeline Merger Sub will merge with and into MSLO (the “MSLO Merger”), with MSLO continuing as the surviving corporation of the MSLO Merger and a wholly owned subsidiary of TopCo, upon the terms and subject to the conditions set forth in the Merger Agreement. In connection therewith, each issued and outstanding share of MSLO’s Class A common stock, par value $.01 per share, and Class B Common stock, par value $.01 per share (collectively, the “MSLO Common Stock”), will be converted into the right to receive either $6.15 in cash (the “MSLO Cash Consideration”) or a number of fully-paid and nonassessable shares of TopCo’s common stock, par value $0.01 per share (the “TopCo Common Stock”), together with cash, in lieu of fractional shares of TopCo Common Stock, equal to the MSLO Cash Consideration divided by the volume weighted average price per share of the Company’s common stock, par value $.001 per share (“Sequential Common Stock”), on the Nasdaq Stock Market for the consecutive period over the five trading days ending on the trading day immediately preceding the Closing Date, as calculated by Bloomberg Financial LP under the function “VWAP.”

Substantially concurrently with the MSLO Merger, Singer Merger Sub will merge with and into the Company (the “Sequential Merger” and together with the MSLO Merger, the “Mergers”), with the Company continuing as the surviving corporation of the Sequential Merger, upon the terms and subject to the conditions set forth in the Merger Agreement. In connection with the Sequential Merger, each issued and outstanding share of Sequential Common Stock will be converted into the right to receive one fully-paid and nonassessable share of TopCo Common Stock (“the Sequential Merger Consideration”).

The stockholders of MSLO will be asked to vote on the adoption of the Merger Agreement at a special stockholders meeting that will be held on a date to be announced. Consummation of the Mergers is contingent upon obtaining the approval of both MSLO stockholders holding at least a majority in combined voting power of the outstanding MSLO common stock and holders of at least fifty percent (50%) in combined voting power of the outstanding MSLO common stock not owned, directly or indirectly, by Martha Stewart and her affiliates (the “MSLO Stockholder Approval”).

The Company and MSLO will prepare, and the Company will cause TopCo to file with the Securities and Exchange Commission (“SEC”), a registration statement on Form S-4 in connection with the issuance of shares of TopCo Common Stock in the Mergers (the “Form S-4”), which will include a prospectus with respect to the shares to be issued in the MSLO Merger, a preliminary and definitive proxy statement with respect to the required vote of the stockholders of MSLO in connection with the MSLO Merger, and a preliminary and definitive information statement for the Company’s stockholders (the “Combined Statement”).

After the closing, TopCo will be renamed Sequential Brands Group, Inc., TopCo Common Stock will be listed on Nasdaq, the Company’s current board will become the board of directors of TopCo and Martha Stewart will join the TopCo Board.

The Merger Agreement generally contains reciprocal representations and warranties of each of MSLO and the Company that are typical for a public company merger, and are qualified by information contained in each party’s respective SEC filings.

In addition to the MSLO Stockholder Approval, consummation of the Mergers is subject to customary conditions, including without limitation (i) the expiration or termination of any waiting period applicable to the consummation of the Mergers under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) obtaining Company stockholder approval, which approval was obtained by written consent on June 22, 2015 following execution and delivery of the Merger Agreement, (iii) the receipt of certain tax opinions, (iv) the effectiveness of the Form S-4, (v) obtaining authorization for TopCo shares to be listed on Nasdaq, and (vi) the absence of any law or order prohibiting the Mergers. Moreover, each party’s obligation to consummate the Mergers is subject to certain other conditions, including without limitation (x) the accuracy of the other party’s representations and warranties (subject to customary materiality qualifiers) and (y) the other party’s compliance with its covenants and agreements contained in the Merger Agreement (subject to customary materiality qualifiers).

During the period beginning on June 22, 2015 and continuing until 11:59 p.m. on July 22, 2015 (the “No Shop Period Start Date”), MSLO and its representatives may initiate, solicit and encourage any alternative acquisition proposals from third parties and participate in discussions and negotiate with third parties with respect to alternative acquisition proposals. Notwithstanding the No Shop Period Start Date, MSLO and its representatives may continue to engage in such activities until August 6, 2015 with any person or group of persons that submits a bona fide written acquisition proposal prior to the No Shop Period Start Date (each, an “Excluded Party”) that the Board of Directors of MSLO (the “MSLO Board”) determines in good faith constitutes or would reasonably be expected to result in a superior proposal, (provided such date and time shall be extended to the extent and during such period thereafter as MSLO is in active discussions with an Excluded Party). From and after the No Shop Period Start Date, MSLO will become subject to customary “no-shop” restrictions on its ability to solicit, initiate, endorse, knowingly encourage or knowingly facilitate, and, subject to certain exceptions, not to participate in any discussions or negotiations, or cooperate in any way with respect to, any inquiries or the making of, any proposal of an alternative transaction, except as described above with regard to the Excluded Parties, or to withdraw the support of its Board of Directors for the MSLO Merger.

The Merger Agreement also contains mutual customary pre-closing covenants of the Company and MSLO, including covenants, among others, (i) each to operate its businesses in the ordinary course consistent with past practice and to refrain from taking certain actions without the other party’s consent and (ii) each to use their respective reasonable best efforts to obtain governmental, regulatory and third party approvals. In addition, the Merger Agreement contains covenants that require MSLO to call and hold a special stockholder meeting and, subject to certain exceptions, require the MSLO Board to recommend that the MSLO stockholders approve the Mergers and the Merger Agreement.

In connection with the financing of the transactions contemplated by the Merger Agreement, the Company has entered into a commitment letter (the “Commitment Letter”) with GSO Capital Partners LP (“GSO Capital”), dated as of June 22, 2015, pursuant to which GSO Capital has committed (the “Debt Commitment”) to make available to the Company two senior secured term loans facilities (the “Term Loans Facilities”) under which the Company (and following the Closing Date, TopCo) may borrow (i) on the Closing Date, up to $300 million, plus (ii) on or after the Closing Date, up to an additional $60 million. In addition, GSO Capital has committed (the “Equity Commitment” and, together with the Debt Commitment, the “Financing Commitments”) under the Commitment Letter to purchase $10 million of TopCo Common Stock at a price of $13.50 per share. The proceeds of the Financing Commitments will be used to fund the MSLO Merger pursuant to the terms of the Merger Agreement, to repay existing debt of the Company, to pay fees and expenses in connection with the foregoing, for working capital, capital expenditures and other general corporate purposes of the Company and its subsidiaries (and following the Closing Date, of TopCo and its subsidiaries). The Financing Commitments are subject to various conditions, including the negotiation and execution of definitive financing agreements prior to December 22, 2015 and the consummation of the Mergers in accordance with the terms and conditions set forth in the Merger Agreement.

The Merger Agreement contains certain provisions giving each of the Company and MSLO rights to terminate the Merger Agreement, including in the event that: (i) the Mergers are not consummated on or before December 22, 2015, not as the result of a breach by either party, (ii) the approval of the MSLO stockholders is not obtained, (iii) the Company’s written consent is not delivered to MSLO within 24 hours after execution of the Merger Agreement, (iv) the MSLO Board withdraws its recommendation or declaration of advisability of the Merger Agreement and transactions contemplated therein, or fails to publicly reaffirm its recommendation of the Mergers or (v) MSLO enters into a binding agreement providing for a superior alternative transaction before obtaining stockholder approval, subject to certain conditions.

The Merger Agreement further provides, that in the event that the Merger Agreement is terminated due to either a failure of MSLO to obtain the MSLO Stockholder Approval or a breach by MSLO of any covenants or agreements of the Merger Agreement (and such breach led to MSLO’s failure to consummate the transactions contemplated by the Merger Agreement), then MSLO will reimburse the Company for all expenses incurred in connection with the Merger Agreement in an amount not to exceed $2.5 million. Additionally, upon termination in the event of certain circumstances, including the MSLO Board withdrawing its recommendation or declaration of the advisability of the Merger Agreement or MSLO entering into a binding agreement with another party providing for a superior alternative transaction, then MSLO will pay the Company a termination fee. If the termination fee becomes payable as a result of the Company entering into an alternative acquisition agreement prior to the No Shop Period Start Date or with an Excluded Party prior to August 6, 2015, the amount of the termination fee is $7.5 million. If the termination fee becomes payable under any other circumstances, the amount of the termination fee is $12.8 million.

Additional Information

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 and is incorporated by reference into this report.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company, Singer Merger Sub, MSLO, Madeline Merger Sub, TopCo or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement (a) were made by the parties thereto only for purposes of that agreement and as of specific dates; (b) were made solely for the benefit of the parties to the Merger Agreement; (c) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement (such disclosures include information that has been included in public disclosures, as well as additional non-public information); (d) may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and (e) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Company, Singer Merger Sub, MSLO, Madeline Merger Sub, TopCo or their respective businesses. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Singer Merger Sub, MSLO, Madeline Merger Sub, TopCo or any of their respective subsidiaries or affiliates. Additionally, the representations, warranties, covenants, conditions and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company that is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q and other documents that are filed with the Securities and Exchange Commission.

Voting Agreement

In connection with the execution of the Merger Agreement, MSLO’s Founder and Chief Creative Officer, Martha Stewart and the Martha Stewart Family Limited Partnership (the “MS Stockholders”) entered into a Voting and Support Agreement (the “Voting Agreement”). Under the Voting Agreement the MS Stockholders agreed to vote or cause to be voted, in person or proxy, their shares of Class A Common Stock and Class B Common Stock (i) in favor of the MSLO Merger, (ii) against any action or agreement submitted for the vote or written consent of stockholders that is in opposition to the MSLO Merger and (iii) against any alternative acquisition proposal. The Voting Agreement terminates on the earliest of (i) the date the Merger Agreement is terminated in accordance with its terms, (ii) the closing of the Merger, (iii) the MSLO Board withdrawing or modifying the recommendation of advisability of the Merger or recommending or declaring advisable the approval by MSLO stockholders of an alternative proposal, (iv) the date the MSLO Stockholder Approval has been obtained, (v) the delivery of notice by the Company of the termination of the Voting Agreement and (vi) the delivery of notice by the MS Stockholders to Company of the termination of the Voting Agreement in the event of certain fundamental amendments to the Merger Agreement without the prior consent of the MS Stockholders. The foregoing description of the Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Agreements with Martha Stewart

Employment Agreement.

In connection with the transactions contemplated by the Merger Agreement, TopCo entered into an agreement with Martha Stewart with respect to her employment, as described below. These arrangements will replace at the closing, and are based on, the employment agreement currently in existence between Ms. Stewart and MSLO.

During the term of her new employment agreement with TopCo, Ms. Stewart will, among other things, serve as Founder and Chief Creative Officer of TopCo and will be entitled to receive, among other things, (i) an annual base salary of $500,000 per year, (ii) a guaranteed annual payment of $1.3 million (the “Guaranteed Payment”), (iii) annually, 10% of the gross licensing revenues, in excess of a specified threshold (the “Incentive Payment”), (iv) the opportunity to earn an annual bonus, and (v) payment of certain of Ms. Stewart’s expenses, up to an annual maximum amount.

In addition, and regardless of whether Ms. Stewart remains employed with TopCo, beginning in 2026 and ending on the later of December 31, 2030 or the date of her death, TopCo will pay to Ms. Stewart 3.5% of the annual gross licensing revenues for each such year.

The initial term of the new employment agreement runs through December 31, 2020, and will be automatically extended for an additional five years if gross licensing revenues exceed specified thresholds. In the event that the new employment agreement is not renewed after its initial term because the extension threshold is not met, Ms. Stewart instead will consult for TopCo through December 31, 2025, and for these services will receive an annual consulting fee ranging from $1.5 million to $4.5 million, determined annually based on gross licensing revenues.

Upon certain qualifying terminations of employment, Ms. Stewart will be entitled to, among other things, continued payments of (a) her base salary, the Guaranteed Payment, the Incentive Payment and reimbursement of expenses, all as if Ms. Stewart had remained employed through the end of the then-current term, and (b) continuation of certain benefits and perquisites for a specified period of time post-termination. If such termination occurs upon or prior to the end of the initial term of the employment agreement, and if the term (i) would have been extended under the terms of the agreement, the payments in clause (a) above will continue through December 31, 2025, the end of what would have been the extended term; and (ii) would not have been extended under the terms of the agreement, then Ms. Stewart will receive the consulting fee as described above.

The foregoing description of Employment Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Employment Agreement, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Other Agreements.

In connection with the transactions contemplated by the Merger Agreement, MSLO entered into an Amended and Restated Asset License Agreement (“Intangible Asset Agreement”) and Amended and Restated Intellectual Property License and Preservation Agreement (“IP License Agreement” and, together with the Intangible Asset Agreement, the “IP Agreements”) pursuant to which Ms. Stewart licensed certain intellectual property to MSLO. Further descriptions of the IP Agreements can be found in MSLO’s filings with the SEC. In addition, TopCo and Martha Stewart and certain of her affiliates have entered into a Registration Rights Agreement, which grants Ms. Stewart and such affiliates customary registration rights with respect to certain shares of TopCo Common Stock issued to them in the MSLO Merger.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On June 21, 2015, the board of directors of the Company approved and adopted the amendment and restatement of the bylaws of the Company (the “Amended and Restated Bylaws”). Article VIII, Section 5 of the Amended and Restated Bylaws provides that unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for certain actions brought on behalf of or against the Company.

The foregoing is a summary and does not contain all information that may be important to you. This summary is qualified in its entirety by reference to the Company’s Amended and Restated Bylaws, which are attached as Exhibit 3.2 hereto and incorporated herein by reference.

Item 5.07 Submission of Matters to a Vote of Security Holders.

The transactions contemplated by the Merger Agreement and certain related matters were submitted to the stockholders of the Company, and such matters were approved on June 22, 2015 by written consent executed by stockholders holding approximately 50.8% of the issued and outstanding shares of Sequential Common Stock.

Forward-Looking Statements

Certain statements in this communication are forward-looking statements ("forward-looking statements") within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are made as of the date hereof and are based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management.  The Company's and TopCo’s actual results could differ materially from those stated or implied in forward-looking statements.  Forward-looking statements include statements concerning guidance, plans, objectives, goals, strategies, expectations, intentions, projections, developments, future events, performance or products, underlying assumptions and other statements that are not historical in nature, including those that include the words "subject to," "believes," "anticipates," "plans," "expects," "intends," "estimates," "forecasts," "projects," "aims," "targets," "may," "will," "should," "can," the negatives thereof, variations thereon and similar expressions.  Such forward-looking statements reflect the Company's current views with respect to future events, based on what the Company believes are reasonable assumptions.  Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: (i) risks and uncertainties discussed in the reports that the Company and MSLO have filed with the Securities and Exchange Commission (“SEC”); (ii) general economic, market, or business conditions; (iii) risks associated with the ability to consummate the transaction and the timing of the closing of the transaction; (iv) the ability to successfully integrate the Company’s and MSLO’s operations and employees; (v) the ability to realize anticipated benefits and synergies of the transaction; (vi) the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, licensees, customers and competitors; and (vii) other circumstances beyond the Company's, MSLO’s and TopCo’s control. Refer to section entitled "Risk Factors" set forth each of in the Company's and MSLO’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q for a discussion of important risks, uncertainties and other factors that may affect our business, results of operations and financial condition. The Company's and MSLO’s stockholders are urged to consider such risks, uncertainties and factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.  Forward-looking statements are not, and should not be relied upon as, a guarantee of future performance or results, nor will they necessarily prove to be accurate indications of the times at or by which any such performance or results will be achieved. As a result, actual outcomes and results may differ materially from those expressed in forward-looking statements. Neither the Company nor MSLO is under any obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information about the Proposed Transaction and Where to Find It

The proposed transaction involving Sequential and MSLO will be submitted to the stockholders of MSLO for their consideration. In connection with the proposed transaction, Sequential and MSLO will cause TopCo to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares to be issued in the proposed transaction, and a preliminary and definitive proxy statement for the stockholders of MSLO and a preliminary and definitive information statement for the stockholders of Sequential (the “Combined Statement”) and each of MSLO and Sequential will mail the Combined Statement to their respective stockholders and file other documents regarding the proposed transaction with the SEC. The definitive Registration Statement and the Combined Statement will contain important information about the proposed transaction and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT AND THE COMBINED STATEMENT CAREFULLY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Registration Statement, the Combined Statement and other relevant materials (when they become available) and any other documents filed or furnished by MSLO, Sequential or TopCo with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement and the Combined Statement from Sequential by going to its investor relations page on its corporate website at ir.sequentialbrandsgroup.com and from MSLO on its investor relations page on its corporate website at www.marthastewart.com/ir.

Participants in the Solicitation

MLSO, Sequential, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Sequential’s directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 16, 2015, and information about MSLO's directors and executive officers is set forth in its amendment to its Annual Report on Form 10-K/A for the calendar year ended December 31, 2014, which was filed with the SEC on April 27, 2015. These documents are available free of charge from the sources indicated above, from Sequential by going to its investor relations page on its corporate website at ir.sequentialbrandsgroup.com and from MSLO on its investor relations page on its corporate website at www.marthastewart.com/ir.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the Registration Statement, the Combined Statement and other relevant materials Sequential, MLSO and TopCo intend to file with the SEC.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Exhibit Description

2.1	Agreement and Plan of Merger, dated as of June 22, 2015, by and among Martha Stewart Living Omnimedia, Inc., Madeline Merger Sub, Inc., Sequential Brands Group, Inc., Singer Merger Sub., Inc. and Singer Madeline Holdings, Inc.

3.2	Sequential Brands Group, Inc. Amended and Restated Bylaws, effective as of June 21, 2015.

10.1	Voting and Support Agreement, dated as of June 22, 2015, by and among Sequential Brands Group, Inc., Singer Madeline Holdings, Inc., Martha Stewart and the Martha Stewart Family Limited Partnership.

99.1	Employment Agreement, dated as of June 22, 2015, between Singer Madeline Holdings, Inc. and Martha Stewart.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SEQUENTIAL BRANDS GROUP, INC.

Date: June 23, 2015

/s/ Gary Klein
Chief Financial Officer
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Exhibit Description

2.1	Agreement and Plan of Merger, dated as of June 22, 2015, by and among Martha Stewart Living Omnimedia, Inc., Madeline Merger Sub, Inc., Sequential Brands Group, Inc., Singer Merger Sub., Inc. and Singer Madeline Holdings, Inc.

3.2	Sequential Brands Group, Inc. Amended and Restated Bylaws, effective as of June 21, 2015.

10.1	Voting and Support Agreement, dated as of June 22, 2015, by and among Sequential Brands Group, Inc., Singer Madeline Holdings, Inc., Martha Stewart and the Martha Stewart Family Limited Partnership.

99.1	Employment Agreement, dated as of June 22, 2015, between Singer Madeline Holdings, Inc. and Martha Stewart.